Exhibit 99.1

2 Queen Street East, Twentieth Floor, Toronto, Canada M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifinancial.com

CI Financial Begins Trading on New York Stock Exchange,

Completes Acquisition of Bowling Portfolio Management

The dual-listed, Canadian-based asset and wealth management firm finalizes another U.S. RIA acquisition

TORONTO (November 18, 2020) – CI Financial Corp. (“CI”) (TSX: CIX) (NYSE: CIXX) announced today that it has completed the acquisition of Bowling Portfolio Management LLC (“Bowling”) of Cincinnati. CI also celebrated its cross-listing on the New York Stock Exchange (“NYSE”) yesterday, as U.S. shares commenced trading on the NYSE under the ticker symbol CIXX.

The U.S. listing and completed acquisition of Bowling highlight CI’s increasing focus on growth in the U.S. The acquisition of Bowling, which was previously announced on September 21, 2020, represents CI’s ninth finalized registered investment advisor (“RIA”) transaction this year.

“Completing the acquisition of Bowling and celebrating our cross-listing on the NYSE on the same day is a truly exciting moment for our firm and partners,” remarked Kurt MacAlpine, CEO of CI Financial. “As we expand our wealth management presence in North America by acquiring top-tier, well-run firms such as Bowling, we will now also be able to offer U.S. dollar-denominated stock in future acquisitions.”

As one of the fastest-growing RIA platforms in the U.S., CI has completed six direct acquisitions as well as three sub-acquisitions through CI affiliates since February. In addition to Bowling, CI now holds ownership interests in:

●	Balasa Dinverno Foltz LLC (Itasca, Illinois)
●	The Cabana Group, LLC (Fayetteville, Arkansas)
●	Congress Wealth Management, LLC (Boston)
●	One Capital Management, LLC (Westlake Village, California)
●	Surevest Private Wealth, LLC (Los Angeles/Phoenix)

CI has also recently announced an acquisition agreement for The Roosevelt Investment Group, Inc. of New York City, a full acquisition of Doyle Wealth Management, Inc. of Tampa, Florida; and a majority interest stake in Stavis & Cohen Financial, LLC of Houston. These transactions are expected to close prior to year-end, subject to customary closing conditions including regulatory approval.

The listing of CI Financial’s stock on the NYSE and the completed acquisition of Bowling support two of CI’s core mandates – globalizing the company and expanding its wealth management platform.

Following the close of all pending transactions, CI’s North American wealth management business will have approximately $83 billion (US$63 billion) in assets. CI’s total assets will reach a record $209 billion (US$157 billion). (Projections are based on asset levels as of October 31, 2020.)

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. The company held total assets of C$202 billion as at October 31, 2020. CI’s primary asset management businesses are CI Global Asset Management and GSFM Pty Ltd., and it operates in wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), CI Investment Services Inc., Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, One Capital Management, LLC, and Surevest LLC. CI trades on the Toronto Stock Exchange under the ticker symbol CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

All financial amounts in Canadian dollars unless otherwise stated.

CI Global Asset Management is a registered business name of CI Investments Inc.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts:

Investor Relations

Jason Weyeneth, CFA

Vice-President, Investor Relations & Strategy

416-681-8779

jweyeneth@ci.com

Media Relations

United States

Trevor Davis

Gregory FCA for CI Financial

610-415-1145

cifinancial@gregoryfca.com

Canada

Murray Oxby

Vice-President, Communications

416-681-3254

moxby@ci.com